UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

AMAZING ENERGY OIL AND GAS, CO.
(Name of Issuer)

Common
(Title of Class of Securities)

02314N 205
(CUSIP Number)

JED MIESNER
701 S Taylor Street
Suite 470, LB 113
Amarillo, Texas   79101
Tel: (855) 448-1922
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02314N 205		13D	Page 2 of 7 Pages

1.	Names of Reporting Persons JLM STRATEGIC INVESTMENTS, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization TEXAS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power N/A
	8.	Shared Voting Power 21,747,785 common shares (fully diluted)
	9.	Sole Dispositive Power JED MIESNER
	10.	Shared Dispositive Power 21,747,785 common shares (fully diluted)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,747,785
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
13.	Percent of Class Represented by Amount in Row (11) 67.52% (fully diluted)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 02314N 205		13D	Page 3 of 7 Pages

1.	Names of Reporting Persons CORNERSTONE FIDELITY CAPITAL LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization TEXAS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power N/A
	8.	Shared Voting Power 1,452,731 common shares (fully diluted)
	9.	Sole Dispositive Power JED MIESNER
	10.	Shared Dispositive Power 1,452,731common shares (fully diluted)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,452,731 common shares (fully diluted)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
13.	Percent of Class Represented by Amount in Row (11) 4.51% (fully diluted)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 02314N 205		13D	Page 4 of 7 Pages

1.	Names of Reporting Persons JED MIESNER
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 359,448
	8.	Shared Voting Power 359,448 common shares (fully diluted)
	9.	Sole Dispositive Power 359,448
	10.	Shared Dispositive Power 359,448 common shares (fully diluted)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 359,448 common shares (fully diluted)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
13.	Percent of Class Represented by Amount in Row (11) 1.12% (fully diluted)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 02314N 205	13D	Page 5 of 7 Pages

ITEM 1.                          SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of (the "Company").  The Company's principal executive offices are located at 701 South Taylor Street, Suite 470, LB 113, Amarillo, Texas 79101.

ITEM 2.                          IDENTITY AND BACKGROUND.

(a)	This statement is filed by:
(i)	JLM Strategic Investments, LP, a Texas limited partnership ("JLM");
(ii)	Cornerstone Fidelity Capital LLC, a Texas limited liability company, ("CFC");
(iii)	Jed A. Miesner, an individual, as sole executive officer and director of the JLM and as sole executive officer and sole director of CFC.

Each of the foregoing may be referred to individually in this information statement as a "Reporting Person", and collectively as the "Reporting Persons".

(b)	The principal address for each of the Reporting Persons is: 701 South Taylor Street, Suite 470, LB 113, Amarillo, Texas 79101.
(c)
The principal business of JLM and CFC is investing in business securities.  Mr. Miesner's principal occupation is president of Amazing Energy Oil and Gas, Co., at the business address identified under Item 2(b) of this information statement.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(f)	Each of JLM and CFC were formed under the laws of the State of Texas. Mr. Miesner is a citizen of the United States of America.

ITEM 3.                          SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This was a share exchange where the shares of each entity were exchanged for shares of common stock of Amazing Energy Oil and Gas, Co.

ITEM 4.                          PURPOSE OF TRANSACTION.

The purpose of this transaction was a share exchange where the shares of each entity were exchanged for shares of common stock of Amazing Energy Oil and Gas, Co.

CUSIP No. 02314N 205	13D	Page 6 of 7 Pages

ITEM 5.                          INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Persons beneficially owned the following securities of the Issuer:

Name	Title of Security	Amount	Percentage of Shares of Common Stock*
JLM Strategic Investments, LP	Common Stock	21,747,785	67.52%
Cornerstone Fidelity Capital LLC	Common Stock	1,452,731	4.51%
Jed Miesner	Common Stock	359,448	1.12%

*	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement.

(b)	Power to Vote and Dispose of the Issuer Shares:

Jed Miesner, as the sole shareholder of JLM and CFC may be deemed to hold voting and dispositive power with respect to all of the securities of the Issuer beneficially owned by JLM, CFC and Jed Miesner.

(c)	Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Items 3 and 4 of this information statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Persons.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

CUSIP No. 02314N 205	13D	Page 7 of 7 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information required by this Item 6 is provided in Items 3 and 7 of this information statement.

ITEM 7.                          MATERIAL TO BE FILED AS EXHIBITS.

1.	Change in Control Agreement between Gold Crest Mines and Amazing Energy, Inc. It was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on October 9, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JED MIESNER
Jed Miesner

June 15, 2015
Date